December 9, 2015

Via Electronic and Overnight Delivery

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn: Shannon Sobotka

Re:                             Tropicana Entertainment, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 26, 2015

File No. 0-53831

Ladies and Gentlemen:

Tropicana Entertainment Inc. (the “Company”) is writing in response to the comments raised by the staff of the Commission (the “Staff”) in its letter, dated November 19, 2015, related to the Company’s filing noted above (the “10-K”). For ease of reference, we have reproduced the comments in their entirety below.

Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 35

Predecessor related gain settlements, page 37

1.              We note you recorded $52.7 million related to the settlement of certain claims related to the Predecessors. Please tell us the nature of these claims and how the gain was determined. Cite all relevant accounting literature within your response.

Response:                                        During 2014, we recognized one-time gains of $52.7 million related to the settlement of certain claims related to the Predecessors.1  As of the Effective Date of the Restructuring Transactions (March 8, 2010) and pursuant to the plan of reorganization of the Predecessors, we acquired certain claims and liabilities of the Predecessors that do not relate to our conduct of business following the Effective Date.  The $52.7 million we recognized consisted of the aggregate net amounts of two settlements of such claims, as follows:

•                  The first settlement related to liability claims by the Predecessors against a vendor relating to professional services rendered by the vendor to the Predecessors.  In December 2014, we received $45.0 million in final settlement related to such claims and recorded such amount as other income

1  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K.

in our consolidated statements of income for the fourth quarter of 2014, in accordance with ASC 450-30-25-1 (Gain Contingencies).

•                  The second settlement related to a claim by a vendor against certain of the Predecessors for amounts owed relating to professional services rendered by such vendor to the Predecessors.  $9.7 million relating to this claim was recognized as a liability as of the Effective Date in the application of fresh-start reporting, in accordance with ASC 852-10-45-20.  In December 2014, upon approval by the Bankruptcy Court, we paid $2.0 million in final settlement of such claim.  In accordance with ASC 405-20-40, we derecognized the liability and recorded the $7.7 million difference in other income in our consolidated statements of income for the fourth quarter of 2014.

From an accounting standpoint, the Company respectfully submits that it followed the applicable accounting guidance referenced above.  As all contingencies relating to the claims were settled prior to year-end and given the nature of the claims, which related to the Predecessors and not to the operations of the Company, the Company recorded the amounts as a component of other income.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Theresa Glebocki at (609) 340-4331.

Sincerely,

/s/ THERESA GLEBOCKI
Theresa Glebocki
Executive Vice President, Chief Financial Officer and Treasurer
Tropicana Entertainment Inc.